Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors Quipp, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-06355) on Form S-8 of Quipp, Inc. and subsidiary (the Company) of our report dated April 17, 2007, with respect to the consolidated balance sheets of the Company as of December 31, 2006 and 2005, and the related consolidated statements of operations and other comprehensive (loss) income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2006, and the related financial statement schedule, which report appears in the December 31, 2006, annual report on Form 10-K of the Company.

/s/ KPMG LLP

April 17, 2007

Miami, FL

Certified Public Accountants